Exhibit 2.1

AMENDMENT NO. 1 TO

TRANSACTION AGREEMENT

This AMENDMENT NO. 1, dated as of July 28, 2021 (this “Amendment”), to the Transaction Agreement, dated as of May 15, 2021 (the “Transaction Agreement”), by and among Clarivate Plc, a public limited company organized under the laws of the Island of Jersey (“Cornell Parent”), ProQuest Holdings LLC, a Delaware limited liability company (“Penn Parent”), Cambridge Information Group III LLC, a Delaware limited liability company, in its capacity as the representative of the Equityholders as set forth therein (the “Equityholders’ Representative”), and the other parties signatory thereto, is made and entered into by and among Cornell Parent, Penn Parent and the Equityholders’ Representative. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Transaction Agreement.

WHEREAS, the parties to this Amendment desire to amend the Transaction Agreement as set forth herein; and

WHEREAS, the parties hereto constitute all of the parties required by Section 13.02(a) of the Transaction Agreement to amend the Transaction Agreement.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.                   Amendments to Transaction Agreement. The Transaction Agreement is hereby amended as set forth in this Section 1:

a)                   The reference to “(collectively, with Penn Parent, the “Selling LPs”)” in the preamble of the Transaction Agreement is hereby deleted in its entirety and replaced with the following: “(collectively, the “Selling LPs”)”.

b)                  The eighth and ninth whereas clauses of the Transaction Agreement are hereby amended and restated in its entirety as follows:

“WHEREAS, immediately following the Second Equity Sale, (i) Penn Holdings Canada desires to distribute to Penn LLC the proceeds from the Second Equity Sale, and (ii) Penn LLC desires to use the proceeds from the First Equity Sale and the proceeds received pursuant to clause (i) above to repay a portion of the Specified Closing Indebtedness (the “Initial Debt Repayment”);

WHEREAS, immediately following the Initial Debt Repayment, Penn Parent and the Selling LPs desire to sell to Cornell US Buyer 1 and Cornell US Buyer 2, and Cornell US Buyer 1 and Cornell US Buyer 2 desire to purchase from Penn Parent and the Selling LPs, the Penn LP Acquired Securities, upon the terms and subject to the conditions hereinafter set forth (the “Third Equity Sale” and, together with the First Equity Sale and the Second Equity Sale, the “Equity Sales”);”

c)                   Subclause (iv) of the thirteenth whereas clause of the Transaction Agreement is hereby amended and restated in its entirety as follows:

“(iv) the acquisition of the Penn LP Buyer 1 Acquired Securities by Cornell US Buyer 1 from Penn Parent and the Selling LPs be treated as a taxable sale and purchase of the Penn LP Buyer 1 Acquired Securities under Section 741 and Section 1001 of the Code,”

d)                  Section 2.03(c)(ii) of the Transaction Agreement is hereby amended and restated in its entirety as follows:

“Cornell Parent shall, on behalf of Cornell Canada Buyer, deliver, or cause to be delivered, to Penn Holdings Canada (or at Penn Holding Canada’s direction, to the payees set forth in the Payoff Letters in respect of a portion of the Specified Closing Indebtedness) the applicable portion of the Closing Cash Consideration payable in respect of the Penn Canada Acquired Securities, as determined in accordance with Section 2.07.

e)                   Section 2.03(d) of the Transaction Agreement is hereby amended and restated in its entirety as follows:

“At the Closing and immediately following the Second Equity Sale, in accordance with Section 2.01 and upon the terms and subject to the conditions set forth in this Agreement:

(i)     Penn Parent and the Selling LPs shall transfer and deliver to Cornell US Buyer 1, and Cornell US Buyer 1 shall purchase, acquire and accept, 99% of Penn Parent’s Penn LP Acquired Securities and 99% of the Selling LPs’ Penn LP Acquired Securities (which in the aggregate represent 99% of the total Penn LP Acquired Securities, the “Penn LP Buyer 1 Acquired Securities”) free and clear of any Liens (other than generally applicable transfer restrictions under applicable state and federal securities laws);

(ii)   Penn Parent and the Selling LPs shall transfer and deliver to Cornell US Buyer 2, and Cornell US Buyer 2 shall purchase, acquire and accept, the remaining Penn LP Acquired Securities that are not Penn LP Buyer 1 Acquired Securities (collectively, the “Penn LP Buyer 2 Acquired Securities”) free and clear of any Liens (other than generally applicable transfer restrictions under applicable state and federal securities laws);

(iii) Cornell US Buyer 1 shall deliver, or cause to be delivered, to Penn Parent the applicable portion of the Equity Consideration and the Cash Consideration, and to the Selling LPs the applicable portion of the Cash Consideration, payable in respect of the Penn LP Buyer 1 Acquired Securities, as determined in accordance with Section 2.07 (i.e., in the aggregate 99% of the portion of the Equity Consideration and the Cash Consideration paid pursuant to the Third Equity Sale); and

(iv)  Cornell US Buyer 2 shall deliver, or cause to be delivered, to Penn Parent the applicable portion of the Equity Consideration and the Cash Consideration, and to the Selling LPs the applicable portion of the Cash Consideration, payable in respect of the Penn LP Buyer 2 Acquired Securities, as determined in accordance with Section 2.07 (i.e., in the aggregate 1% of the portion of the Equity Consideration and the Cash Consideration paid pursuant to the Third Equity Sale).”

f)                   Section 2.04(a)(ii) of the Transaction Agreement is hereby amended and restated in its entirety as follows: “on behalf of the Acquired Company Entities (or Cornell Parent otherwise procuring the repayment of), the portion of the Specified Closing Indebtedness remaining after the Initial Debt Repayment to the payees set forth in the Payoff Letters delivered to Cornell Parent in accordance with Section 2.02(b), in each case, by wire transfer of immediately available funds in accordance with the payment instructions set forth therein;”

2

g)                  Section 2.04(d) of the Transaction Agreement is hereby amended and restated in its entirety as follows: “Penn Parent and each Selling LP shall deliver, or cause to be delivered, to Cornell Parent a duly executed transfer of the Penn LP Buyer 1 Acquired Securities and the Penn LP Buyer 2 Acquired Securities held by Penn Parent or such Selling LP, as applicable, and any duly executed power of attorney or other authorities under which any such transfer is executed on behalf of Penn Parent or such Selling LP, as applicable.”

h)                  Section 3.06(c) of the Transaction Agreement is hereby amended and restated in its entirety as follows: “Penn Parent is (i) is the record and beneficial owner of, and has good and valid title to, the Penn LP Acquired Securities set forth opposite Penn Parent’s name on Schedule I, free and clear of any Lien (other than generally applicable transfer restrictions under applicable state and federal securities laws) and (ii) has the sole power to execute and deliver this Agreement and to consummate the transactions contemplated hereby with respect to such Penn LP Acquired Securities, in each case as of the date hereof. Following the consummation of the Pre-Closing Restructuring, and as of immediately prior to the Closing, Penn Parent will (i) be the record and beneficial owner of, and have good and valid title to, the Penn LP Acquired Securities set forth opposite Penn Parent’s name on the Sale Allocation Schedule, free and clear of any Liens (other than generally applicable transfer restrictions under applicable state and federal securities laws) and (ii) have the sole power to consummate the transactions contemplated hereby with respect to such Penn LP Acquired Securities. At the Closing, Penn Parent will transfer and deliver to Cornell US Buyer 1 and Cornell US Buyer 2 good and valid title to the Penn LP Acquired Securities held by it immediately prior to the Closing, free and clear of any Liens (other than generally applicable transfer restrictions under applicable state and federal securities laws).”

i)                    Section 4.04(a) of the Transaction Agreement is hereby amended and restated in its entirety as follows: “Such Selling LP (i) is the record and beneficial owner of, and has good and valid title to, all of the Penn LP Acquired Securities set forth opposite such Selling LP’s name on Schedule I, free and clear of any Lien (other than generally applicable transfer restrictions under applicable state and federal securities laws) and (ii) has the sole power to execute and deliver this Agreement and to consummate the transactions contemplated hereby with respect to such Penn LP Acquired Securities, in each case as of the date hereof. Following the consummation of the Pre-Closing Restructuring, and as of immediately prior to the Closing, such Selling LP will (i) be the record and beneficial owner of, and have good and valid title to, the Penn LP Acquired Securities set forth opposite such Selling LP’s name on the Sale Allocation Schedule, free and clear of any Liens (other than generally applicable transfer restrictions under applicable state and federal securities laws) and (ii) have the sole power to consummate the transactions contemplated hereby with respect to such Penn LP Acquired Securities. At the Closing, such Selling LP will transfer and deliver to Cornell US Buyer 1 and Cornell US Buyer 2 good and valid title to the Penn LP Acquired Securities held by it immediately prior to the Closing, free and clear of any Liens (other than generally applicable transfer restrictions under applicable state and federal securities laws).”

j)                    Section 4.04(b) of the Transaction Agreement is hereby amended and restated in its entirety as follows: “Such Selling LP does not have any equity interest in any Equity Securities of any Acquired Company Entity, other than the Penn LP Acquired Securities set forth opposite such Selling LP’s name on Schedule I, as of the date hereof, and following the consummation of the Pre-Closing Restructuring, the Penn LP Acquired Securities set forth opposite such Selling LP’s name on the Sale Allocation Schedule.”

k)                  Clause (B) of Section 6.18(a)(vi) of the Transaction Agreement is hereby amended as follows (with underlines representing additions and ~~strikethroughs~~ representing deletions):

“(B) as of and for each of the fiscal period ended March 31, 2021 and any more recent ~~interim~~ fiscal period for which unaudited financial statements (or, in the case of the fiscal year ended December 31, 2021, audited financial statements) of Penn LLC either have been delivered or were required to be delivered pursuant to this Agreement (including, to the extent reasonably requested in connection with the preparation of customary “last twelve month” pro forma financial information, for the comparative ~~interim~~ fiscal period in the prior fiscal year);”

3

l)                    Section 6.18(b) of the Transaction Agreement is hereby amended and restated in its entirety as follows:

“(b) If the Closing does not occur on or prior to (x) August 12, 2021, Penn Parent will furnish to the Cornell Parties, on or prior to such date, the unaudited consolidated statements of financial position of Penn LLC as of June 30, 2021 and the related unaudited consolidated statements of operations, comprehensive income (loss) and cash flows and member’s equity for the six months then ended and the corresponding six month period ended June 30, 2020 (with respect to which the independent auditors for the Acquired Company Entities shall have performed an Interim Review); (y) November 12, 2021, Penn Parent will furnish to the Cornell Parties, on or prior to such date, the unaudited consolidated statements of financial position of Penn LLC as of September 30, 2021 and the related unaudited consolidated statements of operations, comprehensive income (loss) and cash flows and member’s equity for the nine months then ended and the corresponding nine month period ended September 30, 2020 (with respect to which the independent auditors for the Acquired Company Entities shall have performed an Interim Review); and (z) March 15, 2022, Penn Parent will furnish to the Cornell Parties, on or prior to such date, the audited consolidated statements of financial position of Penn LLC as of December 31, 2021 and the related audited consolidated statements of operations, comprehensive income (loss) and cash flows and member’s equity for the fiscal year then ended; provided that Penn Parent shall use its reasonable best efforts to furnish such audited financial statements referred to in this clause (z) on or prior to February 28, 2022 (such financial statements referred to in the foregoing clauses (x) through (z), the “Additional Acquired Company Financial Statements”); provided that Penn Parent shall use its commercially reasonable efforts to ensure that, upon and following delivery, the Additional Acquired Company Financial Statements (i) are and remain Compliant and (ii) satisfy the representation and warranty set forth in Section 3.07 as if they were “Historical Financial Statements” and thereby subject to such representation and warranty.”

m)                Clause (ii) of the definition of “Required Information” in Section 1.01 of the Transaction Agreement is hereby amended as follows (with underlines representing additions and ~~strikethroughs~~ representing deletions):

“(ii) information requested by Cornell Parent and reasonably available to the Acquired Company Entities regarding the Acquired Company Entities and reasonably necessary for Cornell Parent to prepare customary pro forma financial statements for the fiscal year ended December 31, 2020, as of and for the three months ended March 31, 2021 and as of and for any more recent ~~interim~~ fiscal period for which unaudited interim or annual audited financial statements of the Acquired Company Entities either have been delivered or were required to be delivered by this Agreement (it being understood that the Acquired Company Entities shall not be required to provide pro forma financial statements or any information regarding any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments);”

4

n)                  Section 1.01 of the Transaction Agreement is hereby amended by adding the following definitions in alphabetical order:

““Escrowed Notes” means (i) the 3.875% Senior Secured Notes due 2028 issued pursuant to that certain Indenture, dated as of June 24, 2021, by and among Clarivate Science Holdings Corporation, as issuer, and Wilmington Trust, National Association, as trustee and collateral agent and (ii) the 4.875% Senior Notes due 2029 issued pursuant to that certain Indenture, dated as of June 24, 2021, by and among Clarivate Science Holdings Corporation, as issuer, and Wilmington Trust, National Association, as trustee.”

““New Commitment Letter” means that certain Commitment Letter dated on or about July 28, 2021 by and among certain financing sources and Clarivate Science Holdings Corporation in connection with the transactions contemplated by this Agreement, and any associated fee letter, each of which has been delivered (in the case of any associated fee letter, in customarily redacted form, provided that no such redactions would adversely affect the amount, conditionality, enforceability, availability or termination of the Financing pursuant thereto or rights and remedies with respect to breaches thereof) by the Cornell Transaction Parties to Penn Parent.”

o)                  The definition of “Financing” in Section 1.01 of the Transaction Agreement is hereby amended as follows (with underlines representing additions and ~~strikethroughs~~ representing deletions):

““Financing” means the financing contemplated by the Commitment Letter (as it may be amended, restated, replaced, or substituted, in whole or in part, in a manner not in contravention of this Agreement, including as a result of any Alternative Financing), including any bridge facility and together with any take-out financing (which may include, but shall not be limited to, one or more offering(s) of equity or equity-linked securities, bank debt financing(s) and/or private placement(s) of non-convertible secured and/or unsecured debt securities pursuant to Rule 144A promulgated under the Securities Act and/or one or more exchange offers for, or solicitations of consents or amendments with respect to, all or any portion of either series of Escrowed Notes).”

p)                  The first two sentences of Section 5.09 of the Transaction Agreement are hereby amended as follows (with underlines representing additions and ~~strikethroughs~~ representing deletions):

“The applicable Cornell Transaction Parties will have sufficient cash, available lines of credit or other sources of immediately available funds to enable them to make payment of the amounts to be paid by them in cash hereunder at the Closing. A true, complete and correct copy of a debt commitment letter (including (a) all exhibits, schedules and annexes thereto and (b) any associated fee letter in customarily redacted form (none of which redactions would adversely affect the amount, conditionality, enforceability, availability or termination of the Financing or rights and remedies with respect to breaches thereof)) as of the date of this Agreement (as it may be amended, restated, replaced or substituted, in whole or in part, in a manner not in contravention of this Agreement, including pursuant to the New Commitment Letter or as a result of any Alternative Financing, the “Commitment Letter”) has been provided to Penn Parent.”

q)                  The following sentence of Section 5.09 of the Transaction Agreement is hereby amended as follows (with underlines representing additions and ~~strikethroughs~~ representing deletions):

“Other than the Commitment Letter and the definitive documentation entered into in connection with the Escrowed Notes, there are no other contracts, arrangements or understandings entered into by Cornell Parent or any Affiliate thereof related to the Financing (except for (i) customary engagement letters, non-disclosure agreements or similar agreements which do not impact the conditionality or amount of the Financing and (ii) those that would not be reasonably expected to affect the availability of any portion of the Financing and which do not impact the conditionality or amount of the Financing).”

5

r)                   Section 6.03(b) of the Transaction Agreement is hereby amended by adding the following sentence at the end of the existing Section 6.03(b) of the Transaction Agreement: “Cornell Parent shall consult with Penn Parent and its counsel in advance, and consider in good faith all reasonable recommendations of Penn Parent and its counsel, prior to agreeing to extend any waiting period under the HSR Act or offer or committing to any Governmental Authority not to consummate the transactions contemplated by this Agreement, if the effect of such extension, offer or commitment would reasonably be expected to result in the Closing to occur after December 31, 2021.”

s)                   Section 6.18(j) of the Transaction Agreement is hereby amended by (i) adding the words “(taking into account all other cash resources available to the Cornell Transaction Parties including, without limitation, any portion of the Financing that is available or that will be available at the Closing, cash on hand or pursuant to working capital or revolving credit facilities)” immediately following the words “the amount required for the Cornell Parties to consummate the Transactions” in clause (A) of the proviso thereto and (ii) adding the words “or other termination” immediately following the words “replacement or substitute financing” in clause (C) of the proviso thereto.

t)                    Section 6.18 of the Transaction Agreement is hereby amended by inserting a new clause (m) at the end thereof as follows:

“(m) Notwithstanding the foregoing, nothing in this Section 6.18 shall restrict or prohibit the Cornell Transaction Parties from (i) terminating the Commitment Letter in effect prior to effectiveness of the New Commitment Letter or any related agreement, in each case in connection with entry into the New Commitment Letter, (ii) terminating all or reducing all or any portion of the commitments provided for under the New Commitment Letter at any time or (iii) soliciting consents or amendments with respect to, or exchanging, tendering for, redeeming or otherwise satisfying or discharging all or any portion of either series of Escrowed Notes, provided that after giving effect to any such event described in subclauses (i) through (iii), the Cornell Transaction Parties shall have sufficient cash resources (including, without limitation, any portion of the Financing that is available or that will be available at the Closing, cash on hand or pursuant to working capital or revolving credit facilities, provided that (x) release of any portion of the Financing from escrow is subject to conditions precedent that are no more restrictive than those set forth in the New Commitment Letter and (y) the conditions precedent to utilization of any such working capital or revolving credit facilities are no more restrictive than the conditions precedent set forth in the Cornell Transaction Parties’ publicly available principal credit agreement) to consummate the Transactions contemplated by this Agreement at the Closing; provided further that in connection with the termination or reduction of all or any portion of the commitments under the New Commitment Letter pursuant to subclause (ii) above, Cornell Parent shall deliver an officer’s certificate to Penn Parent certifying that the Cornell Transaction Parties have (or will have available at the Closing in accordance with the other conditions in this Section 6.18(m)) sufficient cash resources in lieu of the commitments being terminated or reduced, to consummate the Transactions contemplated by this Agreement at the Closing.”

6

u)                  The first sentence of Section 8.01(a) of the Transaction Agreement is hereby amended as follows (with underlines representing additions and ~~strikethroughs~~ representing deletions):

“(a) The Cornell Parties shall, or shall cause one of their Affiliates (including, following the Closing, the Acquired Company Entities) to, provide each individual who was employed by an Acquired Company Entity immediately prior to the Closing, to the extent such individual continues to be employed by an Acquired Company Entity following the Closing (such employees, the “Continuing Employees”), with (i) for a period of not less than 12 months following the Closing Date, a base salary or hourly wage rate that is no less than the base salary or hourly wage rate, respectively, that was provided to each such Continuing Employee immediately prior to the Closing Date, (ii) for a period beginning on the Closing Date and ending on the last day of the calendar year in which the Closing occurs ~~December 31, 2021~~, a target annual cash incentive compensation opportunity that is no less favorable than the target annual cash incentive compensation opportunity that was provided to each such Continuing Employee immediately prior to the Closing Date, (iii) for any termination of employment occurring within 12 months following the Closing Date, severance payments and benefits pursuant to either (x) the severance plan, program, policy or practice of the Cornell Parties that applies to similarly situated employees of the Cornell Parties, or (y) the policy set forth on Section 8.01(a) of the Penn Disclosure Schedules, whichever of clause (x) or (y) provides greater aggregate severance benefits to such Continuing Employee (and provided, that, in all circumstances, the severance payments and benefits for which any Continuing Employee located outside of the United States is eligible will be at a level that is no less than that which is required by Applicable Law), and (iv) for a period of not less than 12 months following the Closing Date, other compensation and benefits (other than any long-term incentives and equity-based compensation, change in control, retention, transition, stay or similar arrangements, defined benefit pension benefits and post-employment or retirement medical and welfare benefits) that are substantially similar in the aggregate to similarly situated employees of the Cornell Parties, or, if greater, with respect to any Continuing Employee located outside of the United States, at such levels as required by Applicable Law.”

v)                  The penultimate sentence of Section 8.01(a) of the Transaction Agreement is hereby amended and restated in its entirety as follows:

“If, ~~five~~two Business Days prior to the Closing Date, it is reasonably likely that the Continuing Employees will be unable to participate in any health and welfare plans of the Cornell Parties immediately following the Closing Date ~~due primarily to a lack of cooperation from the Penn Parties as required by the immediately preceding sentence~~, the Parties will cooperate in good faith to ensure that the Continuing Employees will continue to receive the same level of health, welfare and other benefits that were provided to the Continuing Employees immediately prior to the Closing Date pursuant to the applicable Retained Plan (including, for the avoidance of doubt, the Cornell Parties’ withholding employee premium cost-sharing via the Cornell Parties’ payroll and promptly remitting such amounts to an account designated by the Equityholders’ Representative) until such time that the Cornell Parties are able to fully onboard the Continuing Employees onto the Buyer Welfare Plans, but in no event any later than ~~the end of the 2021 calendar year~~ the last day of the first complete calendar month that elapses following the Closing Date.”

w)                 Section 8.01(g) of the Transaction Agreement is hereby amended and restated in its entirety as follows:

7

“(g) The Cornell Parties shall, and shall cause their Subsidiaries and Affiliates (including, following the Closing, the Acquired Company Entities) to assume, honor, and continue the terms of all Penn Bonus Plans. The Cornell Parties or one of their respective Affiliates shall pay, or cause to be paid, to each Continuing Employee who is eligible to receive a bonus or other cash-based incentive award pursuant to a Penn Bonus Plan (each such individual, a “Potential Bonus Recipient”), such bonus or other cash-based incentive award, to the extent earned pursuant to the terms of the applicable Penn Bonus Plan (the “Earned Bonus”), at substantially the same time, and in substantially the manner, prescribed by the applicable Penn Bonus Plan (or, if applicable, pursuant to the past practices of the Acquired Company Entities related to payment of awards under the applicable Penn Bonus Plan, and, for the avoidance of doubt, subject to all continued service requirements and forfeiture provisions of the applicable Penn Bonus Plan). Any Earned Bonus payable to a Potential Bonus Recipient pursuant to this Section 8.01(g) shall in no event be less than the amount accrued by the Acquired Company Entities in respect of such Potential Bonus Recipient under the applicable Penn Bonus Plan as of the Closing Date, all of which accrued amounts shall be reflected as Indebtedness. Notwithstanding anything in this Section 8.01(g) or the terms of any Penn Bonus Plan to the contrary, if a Potential Bonus Recipient suffers an involuntary termination of his or her employment or engagement with any Cornell Party or any Subsidiary or Affiliate thereof (including, following the Closing, any Acquired Company Entity) on or following the Closing Date, but prior to the date upon which he or she would be entitled to receive payment of any Earned Bonus pursuant to the terms of the applicable Penn Bonus Plan (an “Involuntary Potential Bonus Recipient Termination”), such Potential Bonus Recipient will be entitled to receive a prorated portion of his or her Earned Bonus reflecting the portion of the applicable bonus year that elapsed prior to and through the termination date, determined based on actual performance and amounts earned through the date of termination under the applicable Penn Bonus Plan, and payable at the time that Earned Bonuses are paid to other Potential Bonus Recipients by the Cornell Parties; provided, that for the sake of clarity, if such Involuntary Potential Bonus Recipient Termination occurs following the end of the applicable bonus year, the Potential Bonus Recipient will be entitled to receive his or her full Earned Bonus for such year as though he or she had remained employed through the applicable payment date. For the purposes of this Section 8.01(g), the term “Penn Bonus Plan” means (i) if the Closing occurs during the 2021 calendar year, each Acquired Company Employee Plan that is a cash bonus or other cash-based incentive plan or program and is set forth on Section 8.01(g) of the Penn Disclosure Schedules, in which any Continuing Employee participates immediately prior to the Closing (each, a “2021 Penn Bonus Plan”), and (ii) if the Closing occurs during the 2022 calendar year, (x) each Acquired Company Employee Plan that is a cash bonus or other cash-based incentive plan or program that has been adopted by Penn Parent or its applicable Subsidiary for the 2022 calendar year after consultation with the Cornell Parties and set forth on a revised version of Section 8.01(g) of the Penn Disclosure Schedules (to be provided by Penn Parent following the adoption of such Penn Bonus Plans, but no later than December 31, 2021), in which any Continuing Employee participates immediately prior to the Closing (each, a “2022 Penn Bonus Plan”), and (y) each 2021 Penn Bonus Plan pursuant to which Earned Bonuses have not been paid to Potential Bonus Recipients as of the Closing Date. Each of the 2022 Penn Bonus Plans will be substantially similar to the 2021 Penn Bonus Plans, and the terms of such 2022 Penn Bonus Plans will not differ materially (other than necessary changes for the change in year and applicable performance metrics, as appropriate) from the terms of the 2021 Penn Bonus Plans. For the avoidance of doubt, the 2022 Penn Bonus Plans will not be finalized, and official documentation regarding the terms and conditions thereof will not be distributed or otherwise conveyed to the applicable Continuing Employees, prior to January 1, 2022. Furthermore, notwithstanding the foregoing or anything else in this Section 8.01(g) or elsewhere in this Agreement to the contrary, if the Closing occurs during the 2021 calendar year, and a Continuing Employee (each such individual, a “2022 Cornell Bonus Plan Participant”) who participates in an annual bonus or other cash-based incentive plan sponsored or maintained by the Cornell Parties or one of their respective Subsidiaries or Affiliates (including, following the Closing, any Acquired Company Entity) for the 2022 calendar year (any such plan, a “2022 Cornell Bonus Plan”) suffers an involuntary termination of his or her employment or engagement (other than For Cause) at any time on or following January 1, 2022 but prior to the date upon which he or she would be entitled to receive payment of any bonus or other cash-based incentive award (as applicable) (any such award, a “2022 Cornell Bonus”) pursuant to the terms of the applicable 2022 Cornell Bonus Plan, such 2022 Cornell Bonus Plan Participant will be entitled to receive a prorated portion of his or her 2022 Cornell Bonus reflecting the portion of the 2022 calendar year that elapsed prior to and through the termination date, determined based on actual performance for the 2022 calendar year (with all individual, subjective performance goals deemed earned at target), and payable at the time that 2022 Cornell Bonuses are paid to other 2022 Cornell Bonus Plan participants for the 2022 calendar year in the ordinary course. In the event of any conflict between the service requirements and/or forfeiture provisions of any 2022 Cornell Bonus Plan and this Section 8.01(g), this Section 8.01(g) shall prevail. For the sake of clarity, if the Closing occurs during the 2022 calendar year, the foregoing sentence shall be null and void and of no force or effect.”

8

x)                  Section 12.01(a)(ii)(A) of the Transaction Agreement is hereby amended and restated in its entirety as follows:

“(A) the Closing shall not have been consummated on or before December 31, 2021 (such date, as it may be extended pursuant to the remainder of this clause, the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 12.01(a)(ii)(A) (1) shall be exercisable following the End Date if the Closing shall not have been consummated on or before such date, and (2) shall not be available to (x) Cornell Parent if the breach of any provision of this Agreement by a Cornell Party results in the failure of the Closing to occur by such date, or (y) to Penn Parent if the breach of any provision of this Agreement by a Penn Party results in the failure of the Closing to occur by such date; provided, further, that either Penn Parent or Cornell Parent may at any time and for any reason, unilaterally extend the End Date to April 29, 2022 by delivery of written notice of such extension to the other party on or before December 31, 2021, in which case the End Date shall be deemed for all purposes to be such later date; or”

y)                  The parties hereto acknowledge and agree that any reference to “the date hereof” in the Agreement, as amended by this Amendment, shall continue to refer to May 15, 2021.

2.                   Amendments to Penn Disclosure Schedules.

a)                   The first item disclosed on Section 6.01(b)(x) of the Penn Disclosure Schedules is hereby amended and restated in its entirety as follows:

“Penn Parent intends to establish a transaction bonus pool in a maximum aggregate amount not to exceed $5 million (the “Thank You Bonus Pool”), pursuant to which Acquired Company Service Providers (selected in the discretion of Penn Parent’s management team), other than Acquired Company Service Providers who are expected to receive payments in connection with equity- or equity-based awards granted by Penn Parent at the Closing, will receive cash bonuses in an amount equal to 2.5% of their respective base salaries or annualized wage rates (as applicable). Bonuses pursuant to the Thank You Bonus Pool will be paid on the earlier of the Closing Date and December 31, 2021. For the avoidance of doubt, any and all amounts paid under the Thank You Bonus Pool (plus the employer portion of any payroll, employment or similar Taxes related thereto) shall be treated as Transaction Expenses for purposes of the Agreement.”

9

b)                  Section 6.01(b)(x) of the Penn Disclosure Schedules is hereby amended by adding the following at the end of the text thereof:

“Penn Parent may provide for salary increases outside of the normal salary review process, to certain Acquired Company Service Providers (selected in the discretion of Penn Parent’s management team), other than Acquired Company Service Providers who are considered members of the “Senior Leadership Team,” with such salary increases in an amount (on an annualized basis) not to exceed $5 million in the aggregate (inclusive of such salary increases that were agreed upon on July 26, 2021 in respect of recipients and amounts).

Penn Parent may provide for merit-based salary increases for; provided, that, certain Acquired Company Service Providers (selected in the discretion of Penn Parent’s management team), effective January 1, 2022, with such merit increases (on an annualized basis) not to exceed 3.3% of all base salaries then in effect for Acquired Company Service Providers in the aggregate.

Penn Parent may implement a retention bonus program that has been developed in consultation with the Cornell Parties pursuant to which certain Acquired Company Service Providers (selected in the discretion of Penn Parent’s management team after consultation with the Cornell Parties), consisting of approximately 300-350 full-time employees representing the top 15% of the business’s top talent, other than (i) Acquired Company Service Providers who are considered members of the “Senior Leadership Team,” and (ii) Acquired Company Service Providers who are expected to receive payments in excess of $100,000 in respect of equity- or equity-based awards in connection with the Closing, may receive a retention award not to exceed $100,000 per Acquired Company Service Provider and up to $21 million in the aggregate.  Such retention awards will be payable to the applicable Acquired Company Service Providers on December 31, 2022, subject to each such recipient’s continued employment through such date, or, if earlier, upon such recipient’s involuntary termination of employment other than for cause (regardless of whether the Closing has occurred prior to such date).”

For the avoidance of doubt and without prejudice to any other provision of this Agreement, any templates or forms of employee notices or communication materials related to each of the items discussed in this section (“Amendments to the Penn Disclosure Schedules”) of this Amendment shall be subject to the Cornell Parties’ prior review and comment before being individualized and distributed to any individual, as contemplated by Section 8.01(j) of the Agreement.

c)                   The following Section 8.01(a) of the Penn Disclosure Schedules is hereby added to the Penn Disclosure Schedules:

“U.S. Continuing Employees. The following applies only to U.S. Continuing Employees:

10

This Section 8.01(a) of the Penn Disclosure Schedules sets forth the severance payments and benefits for which certain U.S. Continuing Employees are eligible upon an involuntary termination of employment other than “For Cause.” Note that a termination may be considered involuntary if a position is transferred to an office or work facility more than 50 miles from the location at which the U.S. Continuing Employee was previously assigned and the U.S. Continuing Employee declines the relocation

Eligibility: All U.S. Continuing Employees who are regular, active employees of the Cornell Parties or one of their respective Subsidiaries or Affiliates (including, following the Closing, any Acquired Company Entity) as of the time of an involuntary termination other than For Cause will be eligible for the payments and benefits set forth on this schedule. U.S. Continuing Employees with regularly scheduled workweeks of less than 40 hours will be considered “part-time” for the purposes of this schedule, and will entitled to such payments and benefits set forth herein on a pro-rated basis.

U.S. Continuing Employees with regularly scheduled workweeks of less than 20 hours at the time of an involuntary termination other than For Cause will not eligible for the benefits set forth on this schedule. A U.S. Continuing Employee on leave of absence at the time of termination of employment will not eligible for the benefits set forth on this schedule unless otherwise required by law. An otherwise eligible U.S. Continuing Employee who returns from leave of absence status will again become eligible for the benefits set forth on this schedule.

Any U.S. Continuing Employee’s receipt of the benefits set forth on this schedule is contingent upon the U.S. Continuing Employee executing a general release agreement in favor of his or her employer and its Subsidiaries and Affiliates (including all of the Cornell Parties and Acquired Company Entities).

Severance: Upon an involuntary termination other than For Cause, subject to the execution and non-revocation of a release, eligible U.S. Continuing Employees will be entitled to the following:

•	Base Salary/Wage Rate Continuation: U.S. Continuing Employees will receive the following, payable pursuant to their employer’s ordinary payroll practices:
o	For U.S. Continuing Employees who were Grade 15 and below (exempt and non-exempt) as of immediately prior to the Closing: An amount equal to employee’s Weekly Pay for four (4) weeks, plus one (1) additional week for each Year of Service. There is no aggregate maximum number of weeks. The number of weeks is rounded up to a whole number.
o	For U.S. Continuing Employees who were Grade 16 and above (exempt and non-exempt) as of immediately prior to the Closing: An amount equal to employee’s Weekly Pay for 12 weeks, plus one and one half (1.5) additional weeks for each Year of Service, up to an aggregate maximum of 42 weeks of Weekly Pay. The number of weeks is rounded up to a whole number.
•	Subsidized COBRA Continuation Coverage: Subject to the U.S. Continuing Employee’s timely election of COBRA coverage, U.S. Continuing Employees may receive Company reimbursement for a portion of the U.S. Continuing Employee’s medical and dental benefits (such that the U.S. Continuing Employee is paying actively employed rates at the same level as provided to him or her and his or her eligible dependents immediately prior to termination) for the same period of time that the individual is receiving the aforementioned base salary/wage rate continuation.

11

Notice Period: In addition to the payments and benefits set forth in “Severance,” above, the employer must provide each U.S. Continuing Employee with the following minimum period of notice prior to an involuntary termination other than For Cause:

•	For U.S. Continuing Employees who were Grade 15 and below (exempt and non-exempt) as of immediately prior to the Closing: Two (2) weeks’ notice.
•	For U.S. Continuing Employees who were Grade 16 and above (exempt and non-exempt) as of immediately prior to the Closing: Four (4) weeks’ notice.

Reemployment: Should a U.S. Continuing Employee who receives separation pay pursuant to this Section 8.01(a) of the Penn Disclosure Schedules become re-employed by the Cornell Parties or one of their respective Subsidiaries or Affiliates (including, following the Closing, any Acquired Company Entity):

•	Re-employment prior to completion of separation period: Separation benefits will cease on the date of rehire. Should the applicable U.S. Continuing Employee be subsequently involuntary terminated and eligible for separation benefits, the U.S. Continuing Employee’s benefits will be based upon the balance of unpaid separation benefits plus eligible benefits for re-employment period.
•	Re-employment after the completion of separation period: Separation benefits will be considered to be paid in full. Should the U.S. Continuing Employee be subsequently involuntary terminated and eligible for separation benefits, the employee’s benefits will be based upon years of service after reemployment date.

Definitions: For the purposes of this schedule:

•	“For Cause” includes but is not limited to, (i) engaging in willful, reckless or grossly negligent misconduct which materially injures the his or her employer, or (ii) the continued failure of the employee to perform his/her duties with his or her employer, or (iii) termination as a result of his or her employer’s corrective action process, or (iv) termination for any of the activities set forth in his or her employer’s policies as subjecting an employee to discipline, up to and including termination.

•	“Weekly Pay” means, (i) for salaried employees, the employee’s annual base salary rate in effect on the date of notice of termination divided by 52, and (ii) for non-salaried employees, the employee’s average weekly pay for the 52 weeks preceding the notice of termination. Weekly Pay for “part-time” employees is pro-rated based on their schedule. Weekly Pay does not include bonuses, overtime compensation, and prizes.

For individuals on sales incentive compensation programs, Weekly Pay is determined are calculated by taking base pay plus average sales commission for the preceding three (3) full calendar years. In any one (1) year period, base plus commissions will not exceed $300,000 for the purpose of determining Weekly Pay.

•	“Years of Service” means the sum of (i) the number of continuous and uninterrupted full years that the employee was employed by the Penn Parties prior to the Closing, plus (ii) the number of continuous and uninterrupted full years that the employee was employed by the Cornell Parties (and their respective Subsidiaries and Affiliates, including, following the Closing, the Acquired Company Entities) following the Closing, and ending on the date the employee’s employment is terminated. Partial years of service shall not be counted for purposes of calculating base salary/wage rate continuation.”

12

3.                   Reference to and Effect on Transaction Agreement. It is the express intention of the parties hereto that this Amendment shall not, and shall not be interpreted to, expand or reduce the rights of any party to the Transaction Agreement except as and solely to the extent expressly provided herein. Except as expressly provided by this Amendment, the Transaction Agreement shall continue and remain in full force and effect in accordance with its terms. All references to the Transaction Agreement to “this Agreement” shall hereafter mean the Transaction Agreement as amended by this Amendment.

4.                   Miscellaneous. Sections 13.01, 13.02, 13.06, 13.07, 13.08, 13.09, 13.10, 13.11 and 13.12 of the Transaction Agreement shall apply mutatis mutandis as if such provisions were set forth in full herein.

[Signature Pages Follow]

13

IN WITNESS WHEREOF, the undersigned have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

CORNELL PARENT:	CLARIVATE PLC By: /s/ Jerre Stead Name: Jerre Stead Title: Executive Chairman & CEO
PENN PARENT:	PROQUEST HOLDINGS LLC By: /s/ Larisa Avner Trainor Name: Larisa Avner Trainor Title: Secretary
EQUITYHOLDERS’ REPRESENTATIVE:	CAMBRIDGE INFORMATION GROUP III LLC By: /s/ Andrew M. Snyder Name: Andrew M. Snyder Title: Chief Executive Officer

[Signature Page to Amendment No. 1 to Transaction Agreement]